

July 30, 2013

Jack Kopnisky
President and Chief Executive Officer
Provident New York Bancorp
400 Rella Blvd.
Montebello, New York 10901

Re: **Provident New York Bancorp**
Registration Statement on Form S-4/A
Filed July 17, 2013
File No. 333-189098

Dear Mr. Kopnisky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Update to provide quarterly financial information for the quarter ended June 30, 2013 or a Recent Development section with abbreviated financial information and MD&A highlights.

2. As requested, please use a readable type size throughout. The notes to Golden Parachute Compensation, page 122, and the tables and notes on page 194 and 195 are too small.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

3. We note your response to comment 7 to our letter dated July 1, 2013. Please revise your next amendment to either remove pro forma adjustments K, L and U (and the portion of these specific pro forma adjustments included in A) or present these specific pro forma adjustments in a separate pro forma column in your Pro Forma Balance Sheet and Income Statement if you determine disclosure of these pro forma transactions would be material to investors under Rule 11-01(a)(8) of Regulation S-X. If you choose to present these in a

separate pro forma column, please provide an appropriate level of granularity in the accompanying footnotes to allow a reader to understand that these transactions are not part of transaction being voted on and why you have chosen to present these in a separate column within the body of your pro forma financial statements.

The Merger

Background of the Merger, page 75

4. Please revise to describe the negotiation of the pricing terms.

Certain Unaudited Prospective Financial Information, page 98

5. In the next-to-last sentence of the first full paragraph on page 99, please delete the language beginning "and assume no responsibility . . . ." It is inappropriate.

Material U.S. Federal Income Tax Consequences, page 144

6. Please revise to state that the discussion represents the opinion of Wachtell.

Prior Comment 22
Security Ownership of Sterling Directors, page 173

7. We note your response and restate the comment to identify the natural person who is the beneficial owner of the shares held by DePrince, Race.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at 202-551-3321 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief